Exhibit (a)(5)(b)

Hello Group Inc. Announces the Results of the Repurchase Right Offer for its 1.25%

Convertible Senior Notes due 2025

BEIJING, CHINA, June 30, 2023 — Hello Group Inc. (Nasdaq: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced the results of its previously announced repurchase right offer relating to its 1.25% Convertible Senior Notes due 2025 (CUSIP No. 60879BAB3) (the “2025 Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, June 29, 2023. Based on information from the Bank of New York Mellon, the trustee for the 2025 Notes, US$322,113,000 aggregate principal amount of the 2025 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these 2025 Notes is US$322,113,000. The Company has accepted all of the surrendered 2025 Notes for repurchase and has forwarded cash in payment of the same to the trustee for distribution to the applicable holders. Following settlement of the repurchase, US$14,771,000 aggregate principal amount of the 2025 Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the 2025 Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.hellogroup.com.

About Hello Group Inc.

Hello Group is a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within its product portfolio, Hello Group enables users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into Hello Group’s family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Hello Group also operates a number of other applications to serve different social and entertainment demands from its users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com